UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            MRV Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    553477100
                                 (CUSIP Number)


                                December 31, 2009
                          (Date of Event which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 553477100     SCHEDULE 13G/A    Page 2 of 7

1       Names of Reporting Persons

        RBF Capital, LLC

        IRS Identification No. of Above Person (entities only)

        68-0383896

2       Check the Appropriate Box if a Member of a Group
                        (a)     [ ]
                        (b)     [ ]

3       SEC USE ONLY

4       Citizenship or Place of Organization

                Delaware

                        5       Sole Voting Power


                                6,736,483

        NUMBER OF       6       Shared Voting Power
        SHARES
        BENEFICIALLY            -0-
        OWNED BY EACH
        REPORTING       7       Sole Dispositive Power
        PERSON WITH
                                6,736,483


                        8       Shared Dispositive Power

                                -0-

9       Aggregate Amount Beneficially Owned by each Reporting
Person


        6,736,483


10      Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*       [ ]

11      Percent of Class Represented by Amount in Row 9


        4.27%


12      Type of Reporting Person (See Instructions)

        OO

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CUSIP No. 553477100     SCHEDULE 13G/A    Page 3 of 7

1       Names of Reporting Persons

        Richard B. Fullerton

        IRS Identification No. of Above Person (entities only)

2       Check the Appropriate Box if a Member of a Group
                        (a)     [ ]
                        (b)     [ ]

3       SEC USE ONLY

4       Citizenship or Place of Organization

                United States

                        5       Sole Voting Power


                                6,736,483

        NUMBER OF       6       Shared Voting Power
        SHARES
        BENEFICIALLY            -0-
        OWNED BY EACH
        REPORTING       7       Sole Dispositive Power
        PERSON WITH
                                6,736,483


                        8       Shared Dispositive Power

                                -0-

9       Aggregate Amount Beneficially Owned by each Reporting
Person


        6,736,483


10      Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*       [ ]

11      Percent of Class Represented by Amount in Row 9


        4.27%


12      Type of Reporting Person (See Instructions)

        IN

CUSIP No. 553477100    SCHEDULE 13G/A    Page 4 of 7

Item 1(a).      Name of Issuer.

        MRV Communications, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices.

        20415 Nordhoff Street, Chatsworth, CA  91311

Item 2(a).      Name of Person Filing.

        RBF Capital, LLC and Richard B. Fullerton

Item 2(b).      Address of Principal Business Office or, if none,
Residence.

        The business address of RBF Capital, LLC and Richard B.
Fullerton is 100 Drakes Landing Rd. Suite 300, Greenbrae  CA
94904

Item 2(c).      Citizenship.

        RBF Capital, LLC is a Delaware limited Liability company and Richard B. Fullerton is a United States citizen.

Item 2(d).      Title of Class of Securities.

        Common Stock

Item 2(e).      CUSIP Number.

        553477100

Item 3. If this statement is filed pursuant to 240.13d- 1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

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CUSIP No. 553477100     SCHEDULE 13G/A    Page 5 of 7

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this SCHEDULE 13G/A, which Items are incorporated by reference herein.

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CUSIP No. 553477100     SCHEDULE 13G/A    Page 6 of 7

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of
Another Person.

        RBF Capital, LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two (2) of this SCHEDULE 13G/A pursuant to separate arrangements whereby it acts as investment adviser (not registered) to certain persons. Each person for whom RBF Capital, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Richard B. Fullerton is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page three (3) of this SCHEDULE 13G/A pursuant to his ownership interest in RBF Capital, LLC

Item 7. Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.        Certification.

        By signing below, RBF Capital, LLC and Richard B. Fullerton certify that, to the best of their knowledge and belief, the securities referred to above on page two (2) and three (3) of this SCHEDULE 13G/A were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 553477100     SCHEDULE 13G/A    Page 7 of 7

                                    Signature

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 18, 2010


        RBF Capital, LLC

        /s/ Richard B. Fullerton
        ------------------------
        By:  Richard B. Fullerton
        its: Managing Member

        Richard B. Fullerton

        /s/ Richard B. Fullerton
        ------------------------
        By:  Richard B. Fullerton

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)